Press Release
[Graphic omitted] Ahold
                                                        Royal Ahold
                                                        Corporate Communications

                                                 Date:  December 24, 2003
                                 For more information:  +31 75 659 57 20

Ahold in exclusive discussions with combination of de Narvaez and Casino on sale of Disco

Zaandam, The Netherlands, December 24, 2003 - Ahold today announced it is engaged in exclusive negotiations with joint prospective buyers, the investor Mr. Francisco de Narvaez and Casino Guichard Perrachon S.A., for the sale of Ahold's controlling stake in Disco S.A.

Ahold has no further comment to make on the negotiations at this stage.

The intended divestment of Disco S.A. is part of Ahold's strategic plan to restructure its portfolio, to divest underperforming assets, and to concentrate on its mature and most stable markets. Disco S.A. operates 237 stores in Argentina.

New back-up credit facility now closed
Ahold also announced today that its new EUR 300 million and USD 1.45 billion back-up credit facility with a syndicate of banks has now closed. The outstanding letters of credit have been rolled into the new facility. The remaining cash portion of the new facility remains fully available to the company.

Ahold Corporate Communications:  +31.75.659.5720

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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. Federal securities laws and are intended to be covered by the safe harbors created thereby. Those forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those expressed in those forward-looking statements.
There are important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements, which only speak as of the date of this press release. For a more detailed discussion of such risks and other factors, see Ahold's Annual Report on Form 20-F for its most recent fiscal year. Ahold does not undertake any obligation to release publicly any revisions to those forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws. Outside The Netherlands Koninklijke Ahold N. V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302